COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 18, 2010
TO THE PROSPECTUS DATED SEPTEMBER 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated September 22, 2010 and Supplement No. 1 dated October 1, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	an update of our Prior Performance Summary;
(3)	an update of our share redemption program discussion; and
(4)	a clarification of the volume discounts provisions.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on October 1, 2008.  We issued a total of 217,492,236 shares pursuant to the Initial Registration Statement, including 211,630,387 shares sold to the public pursuant to the primary offering and 5,861,849 shares sold pursuant to the our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $2.2 billion.  We terminated our initial public offering 5:00 P.M. Pacific Time on October 1, 2010.

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering.  Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of October 12, 2010, we had accepted investors’ subscriptions for, and issued, 2,975,321 shares of our common stock in the follow-on offering, all of which were sold in the primary offering, resulting in gross proceeds to us of approximately $29.7 million.  Combined with our initial public offering, we had received a total of approximately $2.2 billion in gross offering proceeds as of October 12, 2010.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law.  In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time.  The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year.  Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Update of our Prior Performance Summary.

The section captioned “Prior Performance Summary” beginning on page 133 of the prospectus is replaced with the following:

Prior Investment Programs

The information presented in this section represents the historical experience of the real estate programs managed over the last ten years by our sponsor, Cole Real Estate Investments, including certain officers and directors of our advisor. The prior performance of the programs previously sponsored by Cole Real Estate Investments is not necessarily indicative of the results that we will achieve. For example, most of the prior programs were privately offered and did not bear a fee structure similar to ours, or the additional costs associated with being a publicly held entity.  Therefore, you should not assume that you will experience returns comparable to those experienced by investors in prior real estate programs sponsored by Cole Real Estate Investments.

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by Cole Real Estate Investments. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Conflicts of Interest” section of this prospectus for additional information.

The information in this section and in the Prior Performance Tables incorporated by reference into this prospectus provides relevant summary information concerning real estate programs sponsored by Cole Real Estate Investments over the last ten years. The Prior Performance Tables contained in our Form 8-K filed with the Securities and Exchange Commission on September 15, 2010 (referred to herein as our September 15th Form 8-K) and incorporated by reference into this prospectus set forth information as of the dates indicated regarding certain of these prior programs as to (1) experience in raising and investing funds (Table I); (2) compensation to the sponsor and its affiliates (Table II); (3) annual operating results of prior real estate programs (Table III); (4) results of completed programs (Table IV); and (5) results of sales or disposals of properties (Table V). Additionally, Table VI, which is contained in Part II of the registration statement for this offering and which is not part of the prospectus, contains certain additional information relating to properties acquired by these prior real estate programs.  We will furnish copies of such tables to any prospective investor upon request and without charge. The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them. As of December 31, 2009, approximately 98% of the prior real estate programs had investment objectives similar to those of this program, based on number of programs.

Summary Information and Adverse Business Conditions or Developments

Prior Private Programs

During the period from January 1, 2000 to December 31, 2009, Cole Real Estate Investments sponsored 65 privately offered programs, including six limited partnerships, four debt offerings, 27 Delaware Statutory Trusts, 26 tenant-in-common programs, and CCPT I, a privately offered REIT, each with investment objectives similar to this program, and one limited partnership that did not have similar investment objectives to this program. As of December 31, 2009, such privately offered prior programs have raised approximately $674.9 million from approximately 6,300 investors. For more detailed information about the experience of our affiliates in raising and investing funds for offerings initiated over the last three years and compensation paid to the sponsors of these programs, see Tables I and II of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus.

With respect to the six privately offered limited partnerships sponsored by Cole Real Estate Investments during the period from January 1, 2000 to December 31, 2009, which had similar investment objectives to this program, affiliates of our advisor have been general partners in each limited partnership.  In total, limited partnership interests were sold to approximately 1,800 investors, raising approximately $86.6 million of capital. The foregoing partnerships have purchased in the aggregate 29 properties for an approximate acquisition cost of $204.0 million, of which approximately 57.4% is attributable to 23 single-tenant commercial properties, 40.0% is attributable to three shopping centers, 1.3% is attributable to one data center and 1.3% is attributable to two unimproved or partially-improved land parcels intended for high-rise/data center development. Four of the properties were located in the Phoenix metropolitan area, and 25 were located in the following states: three in Tennessee; three in Oklahoma; two in California; two in Florida; two in Ohio; and one each in Alabama, Indiana, Iowa, Kentucky, Michigan, Missouri, Nevada, New Mexico, New York, South Carolina, Texas, Virginia and Washington. The properties have been purchased on terms varying from all cash to market rate financing.  All of the 29 properties have been sold and each of the limited partnerships has completed operations.  See Table IV of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus for information on the limited partnerships that completed operations since January 1, 2005.

One of the six privately offered limited partnerships, Cole Santa Fe Investors, LP, owned an approximately 263,000 square foot shopping center.  Distributions to investors in that program were suspended due to a tenant bankruptcy beginning with the quarter ending December 31, 2003.  On November 30, 2007, the property was sold for approximately $28.5 million, which resulted in a return to investors of 100% of their original investment plus a return of approximately 13.7% per year.  Another privately offered program, Cole Southwest Opportunity Fund, LP, completed development of a data facility in Phoenix, Arizona in August 2001 through a joint venture and was unable to lease the facility as a result of the severe downturn in the telecommunications industry. On April 6, 2005, the Phoenix facility was sold for $16.3 million, which along with the previous sale of vacant land parcels in Las Vegas, Nevada formerly owned by a wholly-owned subsidiary of Cole Southwest Opportunity Fund, LP, resulted in a return to investors of approximately 83% of their original investment upon liquidation of the limited partnership.  The remaining four privately offered limited partnerships, Cole Credit Property Fund I, LP (CCPF), Cole Credit Property Fund II, LP (CCPF II), Cole Desert Palms Power Center, LP and Cole Boulevard Square Investors, LP, achieved average annual returns ranging from approximately 8.07% to approximately 15.36% during the life of the respective partnership through the date of liquidation.  See Tables III and IV of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus for additional information regarding these prior private programs that completed operations since January 2005.

Two of the privately offered limited partnerships, CCPF and CCPF II, disposed an aggregate of 22 properties each through a sale to CCPT II for $121.3 million.  In accordance with CCPT II’s charter, CCPT II’s board of directors, including all of its independent directors, not otherwise interested in the transactions, approved these purchases as being fair and reasonable to CCPT II at a price in excess of the cost paid by the affiliated seller, and determined that there was substantial justification for the excess cost.  In addition, the limited partners of CCPF and CCPF II approved the sales.

With respect to the one privately offered limited partnership sponsored by Cole Real Estate Investments during the period from January 1, 2000 to December 31, 2009, Cole Growth Opportunity Fund I LP (CGOF), which did not have similar investment objectives to this program, an affiliate of our advisor serves as the general partner. Unlike the investment approach of Cole’s other programs, which were designed to provide current income through the payment of cash distributions, CGOF isdesigned to invest in properties located in high growth markets in the early stages of development, where value added investment strategies could be implemented with the objective of realizing appreciation through the sale or other form of disposition of properties.  As of December 31, 2009, CGOF had raised approximately $26.3 million from approximately 400 investors and owned directly, or through investments in joint ventures, a total of four properties including three properties in Arizona and one property in Nevada for an aggregate cost of approximately $27.3 million including development related costs. None of these properties have been sold.

In addition to the partnerships described above, as of December 31, 2009, affiliates of our advisor had issued an aggregate of approximately $114.2 million in collateralized senior notes through four privately offered debt programs and had acquired an aggregate of 123 single-tenant retail properties, 39 single-tenant commercial properties, three multi-tenant retail properties and one land parcel in 37 states for an aggregate acquisition cost of approximately $1.0 billion. The debt offerings are considered to be prior programs, as proceeds were primarily used to invest in single-tenant income-producing retail and commercial properties.  One of the primary purposes of the note programs was to enable Cole Real Estate Investments to acquire assets that might be suitable for its tenant-in common program and Delaware Statutory Trust Program and for acquisition by one of its equity programs pending such time as the respective equity program had sufficient capital and/or corporate approval to acquire the asset.  As of December 31, 2009, 162 of the properties had been sold, of which eight were sold to CCPT I, one land parcel was sold to COGF, 17 were sold to CCPT II, six were sold to CCPT III and 130 were sold to unrelated third parties. Of the 130 properties sold to unrelated third parties, 26 were sold to investors in the Cole Capital Partners’ tenant-in-common program and 52 were sold to investors in the Cole Capital Partners’ Delaware Statutory Trust Program. On April 28, 2006, an affiliate of our advisor redeemed at par all of the approximately $28.0 million in collateralized senior notes issued under the first debt offering. On April 6, 2009, an affiliate of our advisor redeemed at par all of the approximately $28.8 million in collateralized senior notes issued under the second debt offering.

In addition, Cole Real Estate Investments offered properties to Section 1031 exchange investors in the form of the sale of tenant-in-common ownership interests in such properties. As of December 31, 2009, aggregate ownership interests in 26 properties of $171.4 million had been sold in 26 private offerings of properties located in 15 states. The value of such tenant-in-common ownership interests was determined by the aggregate purchase price, including acquisition costs, of the properties. In addition, Cole Real Estate Investments offered properties through a Delaware statutory trust program whereby beneficial interests were offered in trusts that acquired real property. As of December 31, 2009, aggregate ownership interests in 52 properties of approximately $176.1 million had been sold in 27 private offerings of properties located in 21 states. The value of such beneficial interests was determined by the aggregate purchase price, including acquisition costs, of the real property acquired.  Each of the programs described in this paragraph were still in operation as of December 31, 2009 and have similar investment objectives to this program.  See Tables I and II of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus for additional information regarding these programs.

On April 26, 2004, CCPT I commenced a private placement of shares of its common stock for $10 per share, subject to certain volume and other discounts. CCPT I completed the private placement on September 16, 2005, after having raised aggregate gross proceeds of approximately $100.3 million. As of December 31, 2009, CCPT I had approximately 1,400 investors, and had acquired 42 single-tenant retail properties located in 19 states for an aggregate acquisition cost of approximately $199.1 million. CCPT I has similar investment objectives to this program. CCPT I disclosed in its private placement memorandum a targeted liquidity event by February 1, 2016 and has not had a liquidity event. See the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus for additional information regarding this program.

CCPT I stated in its private placement memorandum that after two years from the last offering of its shares of common stock, CCPT I would provide an estimated value per share for the principal purpose of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA, and IRA trustees or custodians, which prepare reports relating to an investment in CCPT I’s shares of common stock. On February 1, 2010, CCPT I announced that its board of directors approved an estimated value of CCPT I’s common stock of $7.65 per share as of December 31, 2009. In determining an estimated value of CCPT I’s shares of common stock, the board of directors of CCPT I relied upon information provided by an independent consultant that specializes in valuing commercial real estate companies, and information provided by CCPT I Advisors.  The annual statement of value is only an estimate and may not reflect the actual value of CCPT I’s shares of common stock. Accordingly, there can be no assurance that the estimated value per share would be realized by CCPT I’s stockholders if they were to attempt to sell their shares or upon liquidation.  CCPT I’s board of directors is expected to announce an updated estimated value of CCPT I’s shares of common stock on or before February 1, 2011.

From June 2005 through February 2010, CCPT I paid a 7% annualized distribution rate based upon a purchase price of $10 per share.  However, beginning in March 2010, CCPT I reduced its annualized distribution rate to 5% based on a purchase price of $10 per share, or a 6.54% based on the most recent estimated value of $7.65 per share.  The principal reasons for the lower distribution rate were the approximately $50 million of fixed rate debt that was to mature by year-end 2010 and the prevailing credit markets, which dictated higher interest rates upon refinancing and amortization provisions, requiring CCPT I to pay down a portion of the principal on a monthly basis over the life of the loan.

Pursuant to CCPT I’s share redemption program, the company may use up to 1% of its annual cash flow, including operating cash flow not intended for distributions, borrowings, and capital transactions such as sales or refinancings, to satisfy redemption requests.  Accordingly, CCPT I’s board of directors must determine at the beginning of each fiscal year the maximum amount of shares that CCPT I may redeem during that year.  CCPT I’s board of directors determined that there was an insufficient amount of cash available for redemptions during the years ending December 31, 2008, 2009 and 2010.

Upon written request, any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the Securities and Exchange Commission by CCPT I within the last 24 months.  For a reasonable fee, CCPT I will provide copies of any exhibits to such Form 10-K.

During the year ended December 31, 2000, an entity affiliated with an officer of Cole Real Estate Investments raised $5 million in a debt offering for general corporate purposes, including investments in joint ventures with affiliates, which was repaid in the year ended December 31, 2003.

During the period from January 1, 2000 to December 31, 2009, the prior private programs purchased an aggregate of 232 properties located in 40 states. Based on the aggregate purchase price of the 232 properties, 11.3% of the properties were located in Missouri, 9.6% of the properties were located in Texas, 8.9% of the properties were located in Florida, 5.6% of the properties were located in Arizona, 5.5% of the properties were located in California and 5.4% of the properties were located in Washington. The remaining 53.7% of the properties were located in 34 states, with no individual state concentration greater than 5%.  Based on the aggregate purchase price of the 232 properties, approximately 76.0% were single-tenant retail properties, approximately 15.8% were multi-tenant retail properties, approximately 7.0% were single-tenant commercial properties, approximately 1.0% were land and approximately 0.2% were data centers. The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior private real estate programs of our affiliates as of December 31, 2009:

Type of Property	New	Used	Construction

Retail / Commercial	25.7%	73.1%	1.2%
Land	—	100%	—
Data Center	—	—	100%

As of December 31, 2009, these private programs had sold 182, or 78.4% of the total 232 properties purchased,  of which 39 properties were sold to CCPT II, six properties were sold to CCPT III and 137 properties were sold to unrelated third parties.  Of the 137 properties sold to unrelated third parties, 26 properties sold to investors in the Cole Capital Partners’ tenant-in-common program and 52 properties sold to investors in the Cole Capital Partners’ Delaware Statutory Trust Program. The original purchase price of the properties that were sold was approximately $1.1 billion, and the aggregate sales price of such properties was approximately $1.2 billion. See Tables III, IV and V of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus for more detailed information as to the operating results of such programs whose offerings closed in the last five years, results of such programs that have completed their operations over the last five years and the sales or other disposals of properties with investment objectives similar to ours over the last three years.

During the three years ended December 31, 2009, the prior private real estate programs purchased an aggregate of 38 properties located in 19 states. Based on the aggregate purchase price of the 38 properties, approximately 18.6% of the properties were located in Illinois, approximately 11.2% of the properties were located in California, approximately 10.0% of the properties were located in Texas, approximately 8.8% of the properties were located in Alabama, approximately 8.0% of the properties were located in Arizona, approximately 5.9% of the properties were located in Massachusetts and approximately 5.5% of the properties were located in Virginia. The remaining 32.0% of the properties purchased were located in 12 states, with no individual state concentration greater than 5%. Based on the aggregate purchase price of the 38 properties, approximately 58.3% were single-tenant retail properties, approximately 18.6% were single-tenant commercial properties, approximately 18.6% were multi-tenant retail properties and approximately 4.5% were land. A total of 24 of the properties were purchased with a combination of offering proceeds and mortgage notes payable and the remaining 14 properties were purchased solely using offering proceeds.

Prior Public Program

Other than our company, Cole Real Estate Investments sponsored one publicly offered REIT, CCPT II, during the period from January 1, 2000 to December 31, 2009.  CCPT II has similar investment objectives to this program. As of December 31, 2009, CCPT II had raised approximately $2.1 billion from approximately 41,000 investors.  For more detailed information about the experience of our affiliates in raising and investing funds for this public offering and compensation paid to the sponsor of CCPT II, see Tables I and II of the Prior Performance Tables contained in our September 15th Form 8-K and incorporated by reference into this prospectus.

On June 27, 2005, CCPT II commenced an initial public offering of shares of its common stock for $10 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 pursuant to a distribution reinvestment plan. CCPT II terminated its initial public offering on May 22, 2007 and commenced a follow-on public offering on May 23, 2007. Pursuant to the follow-on offering, CCPT II offered and sold shares of its common stock for $10 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 pursuant to its distribution reinvestment plan. CCPT II terminated its follow-on offering on January 2, 2009, although it continues to offer and sell shares of its common stock to existing CCPT II stockholders pursuant to its distribution reinvestment plan. As of December 31, 2009, CCPT II had raised approximately $2.1 billion from approximately 41,000 investors and had acquired 397 single-tenant retail properties, 275 single-tenant commercial properties, and 21 multi-tenant retail properties in an aggregate of 45 states and the U.S. Virgin Islands for an aggregate acquisition cost of approximately $3.1 billion. CCPT II also acquired indirect interests in one multi-tenant retail property through a joint venture for approximately $53.7 million and in a ten-property storage facility portfolio through a joint venture for approximately $70.7 million. CCPT II disclosed in its prospectus a targeted liquidity event by May 22, 2017. Such targeted date has not yet occurred and CCPT II has not had a liquidity event.

In February 2009, FINRA informed broker dealers that sell shares of non-traded REITs that broker dealers may not report, in a customer account statement, an estimated value per share that is developed from data more than 18 months old. To assist broker dealers in complying with the FINRA notice, the board of directors of CCPT II established an estimated value of CCPT II’s common stock of $8.05 per share as of June 22, 2010. In determining an estimated value of CCPT II’s shares of common stock, the board of directors of CCPT II relied upon information provided by an independent consultant that specializes in valuing commercial real estate companies, and information provided by CCPT II Advisors. The annual statement of value is only an estimate and may not reflect the actual value of CCPT II’s shares of common stock. Accordingly, there can be no assurance that the estimated value per share would be realized by CCPT II’s stockholders if they were to attempt to sell their shares or upon liquidation. CCPT II’s board of directors is expected to announce an updated estimated value of CCPT II’s shares of common stock on or before June 22, 2011.

From October 2005 through February 2006, CCPT II paid a 6% annualized distribution rate based upon a purchase price of $10 per share; from March 2006 through June 2006, CCPT II paid a 6.25% annualized distribution rate based upon a purchase price of $10 per share; from July 2006 through June 2007, CCPT II paid a 6.5% annualized distribution rate based upon a purchase price of $10 per share; from July 2007 through June 2009, CCPT II paid a 7% annualized distribution rate based upon a purchase price of $10 per share; and from July 2009 through the date of this prospectus supplement, CCPT II paid a 6.25% annualized distribution rate based upon a purchase price of $10 per share, or a 7.76% annualized distribution rate based on the most recent estimate of the value of $8.05 per share.  The principal reason for the reduction of the distribution rate was the drop in the occupancy rate of the CCPT II portfolio from 99% on December 31, 2008, to 95% at September 30, 2009, resulting in lower revenue.  CCPT II’s occupancy rate as of June 30, 2010 was 94%.

Pursuant to CCPT II’s share redemption program in effect during 2009, redemptions were limited to 3% of the weighted average number of shares outstanding during the prior calendar year, other than for redemptions requested upon the death of a stockholder.  During 2009, CCPT II funded redemptions up to this limit.  On November 10, 2009, CCPT II’s board of directors voted to temporarily suspend CCPT II’s share redemption program other than for requests made upon the death of a stockholder.  The board considered many factors in making this decision, including the expected announcement of an estimated value of CCPT II’s common stock in June 2010 and continued uncertainty in the economic environment and credit markets.  On June 22, 2010, CCPT II’s board of directors reinstated the share redemption program, with certain amendments, effective August 1, 2010.  Under the terms of the revised share redemption program, during any calendar year, CCPT II will redeem shares on a quarterly basis, up to one-fourth of 3% of the weighted average number of shares outstanding during the prior calendar year (including shares requested for redemption upon the death of a stockholder).  In addition, funding for redemptions for each quarter will be limited to the net proceeds received from the sale of shares, in the respective quarter, under CCPT II’s distribution reinvestment plan.  These limits might prevent CCPT II from accommodating all redemption requests made in any fiscal quarter or in any twelve month period.

During the period from January 1, 2000 to December 31, 2009, CCPT II purchased 693 properties located in 45 states and the U.S. Virgin Islands as of December 31, 2009. Based on the aggregate purchase price of the 693 properties, 14.2% of the properties were located in Texas, 11.5% of the properties were located in Florida, 8.6% of the properties were located in Illinois, 6.6% of the properties were located in Georgia, and 5.1% of the properties were located in Ohio. The remaining 54.0% of the properties were located in 40 states and the U.S. Virgin Islands, with no individual state concentration greater than 5%.  Based on the aggregate purchase price of the 693 properties, approximately 56.6% were single-tenant retail properties, approximately 24.0% were single-tenant commercial properties and approximately 19.4% were multi-tenant retail properties. The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior real estate programs of our affiliates as of December 31, 2009:

Type of Property	New	Used	Construction

Retail / Commercial	13.1%	86.9%	—

As of December 31, 2009, CCPT II had not sold any of its 693 properties.

During the three years ended December 31, 2009, CCPT II had purchased 602 properties located in 42 states and the U.S. Virgin Islands. Based on the aggregate purchase price of the 602 properties, approximately 14.5% of the properties were located in Texas, approximately 12.6% of the properties were located in Florida, approximately 8.8% of the properties were located in Illinois and approximately 6.9% of the properties were located in Georgia. The remaining 57.2% of the properties purchased were located in 38 states and the U.S. Virgin Islands, with no individual state concentration greater than 5%.  Based on the aggregate purchase price of the 602 properties, approximately 53.8% were single-tenant retail properties, approximately 24.8% were single-tenant commercial properties and approximately 21.4% were multi-tenant retail properties. A total of 454 of the properties were purchased with a combination of offering proceeds and mortgage notes payable and the remaining 148 properties were purchased solely using offering proceeds.

Upon written request, any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the Securities and Exchange Commission by CCPT II within the last 24 months.  For a reasonable fee, CCPT II will provide copies of any exhibits to such Form 10-K.

Share Redemption Program

The second paragraph of the “Prospectus Summary — Share Redemption Program” section beginning on page 23 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We expect that our share redemption program will include numerous restrictions that would limit your ability to sell your shares. Generally, you must have held your shares for at least one year in order to participate in our share redemption program. Subject to funds being available, we will further limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap); and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap), and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan; however, our board of directors may waive these quarterly limitations in its sole discretion. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any quarter, in which case quarterly redemptions will be made pro rata. Following such redemption period, if you would like to resubmit the unsatisfied portion of the prior redemption request for redemption, you must submit a new request for redemption of such shares prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The “Risk Factors — Risks Related to an Investment in Cole Credit Property Trust III, Inc. — You are limited in your ability to sell shares pursuant to our share redemption program and may have to hold your shares for an indefinite period of time” section on page 26 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We expect that our share redemption program will include numerous restrictions that would limit your ability to sell your shares. Generally, you must have held your shares for at least one year in order to participate in our share redemption program. Subject to funds being available, we will further limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap); and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap), and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan; however, our board of directors may waive these quarterly limitations in its sole discretion. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any twelve-month period. Our board of directors may amend the terms of, suspend, or terminate our share redemption program without stockholder approval upon 30 days prior written notice. See the “Description of Shares — Share Redemption Program” section of this prospectus for more information about the share redemption program. These restrictions severely limit your ability to sell your shares should you require liquidity, and limit your ability to recover the value you invested or the fair market value of your shares.

The second paragraph of the “Description of Shares — Share Redemption Program” section beginning on page 146 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap); and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately one-fourth of 5% (1.25%) of the weighted average number of shares outstanding during the trailing twelve-month period (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, shares subject to a redemption requested upon the death of a stockholder will not be subject to the cap), and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan; however, our board of directors may waive these quarterly limitations in its sole discretion. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any quarter, in which case quarterly redemptions will be made pro rata. Our board of directors also reserves the right in its sole discretion at any time, and from time to time, to reject any request for redemption for any reason.

Volume Discounts

The section captioned “Plan of Distribution – Volume Discounts” beginning on page 184 of the prospectus is replaced with the following:

We generally will pay to our affiliated dealer manager, Cole Capital Corporation, a selling commission equal to 7% of the gross proceeds of our primary offering. However, the selling commission we will pay in respect of purchases of $250,000 or more will be reduced as the dollar volume of the purchase increases. Volume discounts reduce the effective purchase price per share of common stock, allowing large volume purchasers to acquire more shares with their investment than would be possible if the full 7% selling commission was paid. Volume discounts will be made available to purchasers in accordance with the following table, based upon our $10.00 per share offering price:

Dollar Volume Shares Purchased	Selling Commission Percent	Selling Commission Per Share	Effective Purchase Price Per Share	Dealer Manager Fee per Share	Net Proceeds per Share

Up to $249,999	7.00%	$.70	$10.00	$0.20	$9.10
$250,000-$499,999	6.50%	$.65	$9.95	$0.20	$9.10
$500,000-$749,999	6.00%	$.60	$9.90	$0.20	$9.10
$750,000-$1,249,999	5.00%	$.50	$9.80	$0.20	$9.10
$1,250,000-$1,999,999	4.00%	$.40	$9.70	$0.20	$9.10
Over $2,000,000	2.00%	$.20	$9.50	$0.20	$9.10

For example, a purchaser who invests $600,000 will be entitled to a discounted selling commission of 6%, reducing the effective purchase price per share from $10 per share to $9.90 per share. Thus, a $600,000 investment would purchase 60,606.0606 shares.

In its sole discretion, our sponsor may agree to pay a participating broker-dealer all or a portion of the difference between the 7% selling commission and the discounted selling commission.

In addition, in order to encourage investments of $750,000 or more, Cole Capital Corporation, with the agreement of the participating broker-dealer, may further agree to reduce or eliminate the dealer manager fee and/or the selling commission with respect to such investments.

The net proceeds to us will not be affected by volume discounts. All investors will be deemed to have contributed the same amount per share to us for purposes of declaring and paying distributions. Therefore, an investor who has received a volume discount will realize a better return on his or her investment in our shares than investors who do not qualify for a discount.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer (unless agreed to in writing by us and the respective broker-dealers).  Any request to combine more than one subscription must be made in writing, submitted simultaneously with the subscription for shares, and must set forth the basis for such request.  Any request for volume discounts will be subject to our verification that all of the combined subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

•	an individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own account;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.

In addition, investors may request in writing to aggregate simultaneous subscriptions in us and/or in other Cole-sponsored publicly offered programs as part of a combined order for purposes of determining the number of shares purchased, provided that any aggregate group of subscriptions must be received from the same broker-dealer (unless agreed to in writing by us and the respective broker-dealers).

While, in general, we require a written request from investors in order to combine subscriptions, we will make a reasonable effort to determine whether volume discounts will be available by looking for common mailing addresses together with common names of persons or entities.